Exhibit 3.8

VenHub Global, Inc.

Compensation Committee Charter

of

the Board of Directors

[Reviewed & Adopted: June XX, 2025]

I. Purpose

The purpose of the Compensation Committee (the “Committee”) is to assist the Board of Directors (the “Board”) of VenHub Global Inc. (the “Company”) in fulfilling its responsibilities relating to the compensation of the Company’s executive officers and other employees as the Board deems appropriate. The Committee will establish and implement compensation policies and programs, including performance-based and long-term equity and cash compensation, to attract, retain, and motivate qualified executives and employees.

II. Membership and Power to Act

1.	Composition: The Committee will consist of at least three (3) members of the Board, each of whom shall satisfy the independence requirements of The Nasdaq (“NASDAQ”) and the Securities and Exchange Commission (the “SEC”). Members of the Committee shall be appointed by the Board and may be removed by the Board at its discretion.

2.	Independence Requirements:

Each member of the Committee must:

o	Not accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, other than fees received as a member of the Board or any committee of the Board.

o	Not be an affiliated person of the Company or any subsidiary thereof, except as otherwise permitted under NASDAQ rules.

3.	Exceptional and Limited Circumstances: If the Committee consists of at least three (3) members, one director who is not independent as defined in Nasdaq Listing Rule 5605(a)(2) but is not a current officer or employee or an immediate family member of such person, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is in the best interests of the Company and its shareholders. The Board must disclose, in the next annual proxy statement or in the Company’s next annual report on Form 10-K, the nature of the relationship and the reasons for the determination. This member may not serve longer than two (2) years.

4.	Authority: The Committee shall have the authority to determine the compensation of the Chief Executive Officer (“CEO”) and all other executive officers of the Company. The Committee’s decisions regarding executive compensation shall be made by a majority vote of its members. No officer or employee shall be present during the voting or deliberations on their compensation, except when the Committee specifically requests such presence for informational purposes, after which such person shall leave the meeting.

III. Meetings

1.	Frequency: The Committee shall meet as often as it deems necessary, but at least once annually, to review the compensation of the executive officers of the Company and, if it elects, other officers and employees of the Company.

2.	Procedures: Meetings of the Committee will be conducted in accordance with the Company’s Bylaws. The Committee may invite any director, officer, or employee of the Company, outside counsel, or consultant to attend meetings, but such individuals shall not participate in deliberations or voting.

IV. Responsibilities

The Committee shall have the following responsibilities:

1.	Compensation Policy Review: To establish and review annually the Company’s general compensation policies applicable to the CEO, executive officers, non-management directors, and, if the Committee elects other senior employees, including the relationship between Company performance and executive compensation. The Committee shall review at least annually the Company’s compensation policies and practices to determine whether they incentivize unnecessary or excessive risk-taking and report any findings to the Board.

2.	Compensation Approval: To review and approve annually the compensation, including salaries, bonuses, benefits, stock options, and other forms of compensation, for the CEO, executive officers, and, if the Committee elects, other senior employees of the Company.

3.	Performance Evaluation: To review and advise the Board concerning the performance of the CEO and other executive officers of the Company and to assess whether the performance goals for executive compensation have been met.

4.	Industry Standards and Competitiveness: To review and consider market data regarding regional and industry-wide compensation practices and trends to ensure that the Company’s executive compensation programs are competitive and aligned with the Company’s strategic goals.

5.	Equity Compensation Plans: To administer the Company’s equity-based compensation plans, including determining the individuals who will receive grants and the size and terms of such grants.

6.	Executive Succession Plans: The Committee shall review at least annually and assess the Company’s plans for CEO and executive officer succession and make recommendations to the Board as when the Committee deems it appropriate.

7.	Engagement of Advisors: To retain or obtain the advice of a compensation consultant, legal counsel, or other advisor as necessary to carry out its duties. The Committee shall be directly responsible for the appointment, compensation, and oversight of any advisor retained by it, and the Company shall provide appropriate funding for payment of reasonable compensation to such advisors.

8.	Reporting: To prepare the Compensation Committee Report on executive compensation as required by the SEC for inclusion in the Company’s annual proxy statement or annual report on Form 10-K.

9.	Additional Responsibilities: To perform such other duties and responsibilities as may be assigned by the Board from time to time or as may be required by Nasdaq rules and regulations.

V. Reports

The Committee shall maintain minutes of its meetings and records relating to those meetings and the Committee’s activities. It shall provide reports to the Board on its activities, findings, and recommendations at least quarterly and more frequently as circumstances require. In addition, the Committee shall review and approve the Compensation Discussion and Analysis (CD&A) section for inclusion in the Company’s annual proxy statement or Form 10-K, ensuring compliance with SEC rules and regulations.